Exhibit 99.2

TD Bank Group Reports Fourth Quarter and Fiscal 2018 Results Earnings News Release • Three and Twelve months ended October 31, 2018

This quarterly earnings news release should be read in conjunction with the Bank’s unaudited fourth quarter 2018 consolidated financial results for the year ended October 31, 2018, included in this Earnings News Release and the audited 2018 Consolidated Financial Statements, prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), which is available on TD’s website at http://www.td.com/investor/. This analysis is dated November 28, 2018. Unless otherwise indicated, all amounts are expressed in Canadian dollars, and have been primarily derived from the Bank’s Annual or Interim Consolidated Financial Statements prepared in accordance with IFRS. Certain comparative amounts have been reclassified to conform to the presentation adopted in the current period. Additional information relating to the Bank is available on the Bank’s website at http://www.td.com, as well as on SEDAR at http://www.sedar.com and on the U.S. Securities and Exchange Commission’s (SEC) website at http://www.sec.gov (EDGAR filers section).

Reported results conform to generally accepted accounting principles (GAAP), in accordance with IFRS. Adjusted measures are non-GAAP measures. Refer to the “How the Bank Reports” section of the 2018 Management’s Discussion and Analysis (MD&A) for an explanation of reported and adjusted results.

FOURTH QUARTER FINANCIAL HIGHLIGHTS, compared with the fourth quarter last year:

•	Reported diluted earnings per share were $1.58, compared with $1.42.
•	Adjusted diluted earnings per share were $1.63, compared with $1.36.
•	Reported net income was $2,960 million, compared with $2,712 million.
•	Adjusted net income was $3,048 million, compared with $2,603 million.

FULL YEAR FINANCIAL HIGHLIGHTS, compared with last year:

•	Reported diluted earnings per share were $6.01, compared with $5.50.
•	Adjusted diluted earnings per share were $6.47, compared with $5.54.
•	Reported net income was $11,334 million, compared with $10,517 million.
•	Adjusted net income was $12,183 million, compared with $10,587 million.

FOURTH QUARTER ADJUSTMENTS (ITEMS OF NOTE)

The fourth quarter reported earnings figures included the following items of note:

•	Amortization of intangibles of $76 million ($63 million after tax or 4 cents per share), compared with $78 million ($59 million after tax or 3 cents per share) in the fourth quarter last year.
•	Charges associated with the Scottrade transaction of $25 million ($25 million after tax or 1 cent per share), compared with $46 million ($36 million after tax or 2 cents per share).

TORONTO, November 29, 2018 – TD Bank Group (“TD” or the “Bank”) today announced its financial results for the fourth quarter ended October 31, 2018. Fourth quarter reported earnings were $3 billion, up 9% on a reported basis and up 17% on an adjusted basis, compared with the same quarter last year.

“I am extremely pleased with our earnings performance in the fourth quarter, which capped a very strong year,” said Bharat Masrani, Group President and Chief Executive Officer, TD Bank Group. “2018 represented a year of tremendous progress as we advanced key strategic priorities and continued to innovate to strengthen our competitive advantage.”

The Bank also announced its intention to amend its normal course issuer bid for up to an additional 20 million of its common shares, which is subject to regulatory approval.

Canadian Retail

Canadian Retail net income for the quarter was $1,741 million, an increase of 5%, compared with the fourth quarter last year. Canadian Retail continued to perform well in a competitive landscape achieving strong volumes and market share gains in Real Estate Secured Lending, and maintaining its market-leading position in credit cards, personal deposits, and direct investing1.

U.S. Retail

U.S. Retail reported net income was $1,114 million (US$855 million) and adjusted net income was $1,139 million (US$874 million), an increase of 44% (38% in U.S. dollars) on a reported basis and 40% (34% in U.S. dollars) on an adjusted basis, compared with the same quarter last year.

The U.S. Retail Bank, which excludes the Bank’s investment in TD Ameritrade, reported net income of $886 million (US$680 million), up 32% (26% in U.S. dollars) on a reported basis and up 29% (23% in U.S. dollars) on an adjusted basis, from the same period last year. The U.S. Retail Bank continued to invest in enhancing its capabilities, products, and services, while achieving peer-leading growth in loan and deposit volumes. Earnings also reflect higher margins driven by a favourable rate environment and benefits from U.S. tax reform.

TD Ameritrade contributed $228 million (US$175 million) in reported earnings to the segment and $253 million (US$194 million) in adjusted earnings.

Wholesale

Wholesale Banking net income was $286 million this quarter, an increase of 24% compared with the fourth quarter last year, reflecting higher trading-related revenue, and fee and advisory revenue, partially offset by higher provisions for credit losses and expenses. The Wholesale Bank continues to invest in the global expansion of its U.S. dollar business.

[1]

Market share ranking is based on most current data available from OSFI for personal deposits and loans as at August 2018, from The Nilson Report for credit cards as at December 2017, and from Strategic Insight for Direct Investing asset, trades, and revenue metrics as at June 2018.

TD BANK GROUP • FOURTH QUARTER 2018 EARNINGS NEWS RELEASE	Page 1

Capital

TD’s Common Equity Tier 1 Capital ratio on a Basel III fully phased-in basis was 12%.

Innovation

“TD is helping our customers achieve their financial goals by delivering highly personalized and connected experiences across our branches and stores, contact centres, and digital channels,” said Masrani. “We are providing the advice and services our customers need, when, where and how they choose to help them feel even more confident about their future.”

Conclusion

“We enter 2019 from a position of strength. While there are a number of macro-economic and geopolitical unknowns in the year ahead, the progress we made in 2018 gives me confidence in our future success. Our over 85,000 TD colleagues around the globe have delivered outstanding outcomes for our customers and our shareholders and I thank them for their passion and commitment in 2018,” concluded Masrani.

The foregoing contains forward-looking statements. Please refer to the “Caution Regarding Forward-Looking Statements”.

Caution Regarding Forward-Looking Statements

From time-to-time, the Bank (as defined in this document) makes written and/or oral forward-looking statements, including in this document, in other filings with Canadian regulators or the United States (U.S.) Securities and Exchange Commission (SEC), and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media, and others. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements made in this document, the Management’s Discussion and Analysis (“2018 MD&A”) in the Bank’s 2018 Annual Report under the heading “Economic Summary and Outlook”, for the Canadian Retail, U.S. Retail, and Wholesale Banking segments under headings “Business Outlook and Focus for 2019”, and for the Corporate segment, “Focus for 2019”, and in other statements regarding the Bank’s objectives and priorities for 2019 and beyond and strategies to achieve them, the regulatory environment in which the Bank operates, and the Bank’s anticipated financial performance. Forward-looking statements are typically identified by words such as “will”, “would”, “should”, “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “goal”, “target”, “may”, and “could”.

By their very nature, these forward-looking statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the physical, financial, economic, political, and regulatory environments, such risks and uncertainties – many of which are beyond the Bank’s control and the effects of which can be difficult to predict – may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause, individually or in the aggregate, such differences include: credit, market (including equity, commodity, foreign exchange, interest rate, and credit spreads), liquidity, operational (including technology and infrastructure), reputational, insurance, strategic, regulatory, legal, environmental, capital adequacy, and other risks. Examples of such risk factors include the general business and economic conditions in the regions in which the Bank operates; the ability of the Bank to execute on long-term and shorter-term strategic priorities, including the successful completion of acquisitions and strategic plans; the ability of the Bank to attract, develop, and retain key executives; disruptions in or attacks (including cyber-attacks) on the Bank’s information technology, internet, network access, or other voice or data communications systems or services; the evolution of various types of fraud or other criminal behaviour to which the Bank is exposed; the failure of third parties to comply with their obligations to the Bank or its affiliates, including relating to the care and control of information; the impact of new and changes to, or application of, current laws and regulations, including without limitation tax laws, capital guidelines and liquidity regulatory guidance, and the bank recapitalization “bail-in” regime; exposure related to significant litigation and regulatory matters; increased competition from incumbents and non-traditional competitors, including Fintech and big technology competitors; changes to the Bank’s credit ratings; changes in currency and interest rates (including the possibility of negative interest rates); increased funding costs and market volatility due to market illiquidity and competition for funding; critical accounting estimates and changes to accounting standards, policies, and methods used by the Bank; existing and potential international debt crises; and the occurrence of natural and unnatural catastrophic events and claims resulting from such events. The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results. For more detailed information, please refer to the “Risk Factors and Management” section of the 2018 MD&A, as may be updated in subsequently filed quarterly reports to shareholders and news releases (as applicable) related to any events or transactions or events discussed under the heading “Significant and Subsequent Events, and Pending Acquisitions” in the relevant MD&A, which applicable releases may be found on www.td.com. All such factors should be considered carefully, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, when making decisions with respect to the Bank and the Bank cautions readers not to place undue reliance on the Bank’s forward-looking statements.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2018 MD&A under the headings “Economic Summary and Outlook”, for the Canadian Retail, U.S. Retail, and Wholesale Banking segments, “Business Outlook and Focus for 2019”, and for the Corporate segment, “Focus for 2019”, each as may be updated in subsequently filed quarterly reports to shareholders.

Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities, and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time-to-time by or on its behalf, except as required under applicable securities legislation.

This document was reviewed by the Bank’s Audit Committee and was approved by the Bank’s Board of Directors, on the Audit Committee’s recommendation, prior to its release.

TD BANK GROUP • FOURTH QUARTER 2018 EARNINGS NEWS RELEASE	Page 2

TABLE 1: FINANCIAL HIGHLIGHTS

(millions of Canadian dollars, except as noted)	For the three months ended			For the twelve months ended
	October 31 2018	July 31 2018	October 31 2017	October 31 2018	October 31 2017
Results of operations
Total revenue – reported	$10,122	$9,885	$9,270	$38,834	$36,149
Total revenue – adjusted[1]	10,122	9,885	9,066	38,923	35,946
Provision for credit losses[2]	670	561	578	2,480	2,216
Insurance claims and related expenses	684	627	615	2,444	2,246
Non-interest expenses – reported	5,352	5,117	4,828	20,137	19,366
Non-interest expenses – adjusted[1]	5,299	5,064	4,739	19,885	19,092
Net income – reported	2,960	3,105	2,712	11,334	10,517
Net income – adjusted[1]	3,048	3,127	2,603	12,183	10,587
Financial position (billions of dollars)
Total loans net of allowance for loan losses	$646.4	$635.2	$612.6	$646.4	$612.6
Total assets	1,334.9	1,292.5	1,279.0	1,334.9	1,279.0
Total deposits	851.4	838.6	832.8	851.4	832.8
Total equity	80.0	77.7	75.2	80.0	75.2
Total Common Equity Tier 1 Capital risk-weighted assets[3]	435.6	428.9	435.8	435.6	435.8
Financial ratios
Return on common equity – reported	15.8%	16.9%	15.4%	15.7%	14.9%
Return on common equity – adjusted[4]	16.3	17.1	14.7	16.9	15.0
Efficiency ratio – reported	52.9	51.8	52.1	51.9	53.6
Efficiency ratio – adjusted[1]	52.4	51.2	52.3	51.1	53.1
Provision for credit losses as a % of net average loans and acceptances[5]	0.41	0.35	0.39	0.39	0.37
Common share information – reported (Canadian dollars)
Per share earnings
Basic	$1.58	$1.65	$1.42	$6.02	$5.51
Diluted	1.58	1.65	1.42	6.01	5.50
Dividends per share	0.67	0.67	0.60	2.61	2.35
Book value per share	40.50	39.34	37.76	40.50	37.76
Closing share price[6]	73.03	77.17	73.34	73.03	73.34
Shares outstanding (millions)
Average basic	1,826.5	1,830.0	1,845.8	1,835.4	1,850.6
Average diluted	1,830.5	1,834.0	1,849.9	1,839.5	1,854.8
End of period	1,828.3	1,826.1	1,839.6	1,828.3	1,839.6
Market capitalization (billions of Canadian dollars)	$133.5	$140.9	$134.9	$133.5	$134.9
Dividend yield[7]	3.5%	3.5%	3.5%	3.5%	3.6%
Dividend payout ratio	42.3	40.4	42.1	43.3	42.6
Price-earnings ratio	12.2	13.2	13.3	12.2	13.3
Total shareholder return (1-year)[8]	3.1	24.3	24.8	3.1	24.8
Common share information – adjusted (Canadian dollars)[1]
Per share earnings
Basic	$1.63	$1.67	$1.36	$6.48	$5.55
Diluted	1.63	1.66	1.36	6.47	5.54
Dividend payout ratio	41.1%	40.1%	43.9%	40.2%	42.3%
Price-earnings ratio	11.3	12.4	13.2	11.3	13.2
Capital Ratios
Common Equity Tier 1 Capital ratio[3]	12.0%	11.7%	10.7%	12.0%	10.7%
Tier 1 Capital ratio[3]	13.7	13.3	12.3	13.7	12.3
Total Capital ratio[3]	16.2	15.4	14.9	16.2	14.9
Leverage ratio	4.2	4.1	3.9	4.2	3.9

[1]	Adjusted measures are non-GAAP measures. Refer to the “How the Bank Reports” section of this document for an explanation of reported and adjusted results.
[2]

Effective November 1, 2017, amounts were prepared in accordance with IFRS 9, Financial Instruments (IFRS 9). Prior period comparatives were prepared in accordance with IAS 39. Financial Instruments: Recognition and Measurement (IAS 39) and have not been restated. Refer to the “How the Bank Reports” section of this document for an explanation and Note 4 and Note 8 of the 2018 Consolidated Financial Statements for further details.

[3]

Each capital ratio has its own risk-weighted assets (RWA) measure due to the Office of the Superintendent of Financial Institutions Canada (OSFI)-prescribed scalar for inclusion of the Credit Valuation Adjustment (CVA). For fiscal 2018, the scalars for inclusion of CVA for Common Equity Tier 1 (CET1), Tier 1, and Total Capital RWA are 80%, 83%, and 86%, respectively. For fiscal 2017, the scalars were 72%, 77%, and 81%, respectively. Prior to the second quarter of 2018, the RWA as it relates to the regulatory floor was calculated based on the Basel I risk weights which are the same for all capital ratios.

[4]	Adjusted return on common equity (ROE) is a non-GAAP financial measure. Refer to the “Return on Common Equity” section of this document for an explanation.
[5]

Excludes acquired credit-impaired (ACI) loans, debt securities classified as loans (DSCL) under IAS 39, and debt securities at amortized cost (DSAC) and debt securities at fair value through other comprehensive income (DSOCI) under IFRS 9.

[6]	Toronto Stock Exchange (TSX) closing market price.
[7]

Dividend yield is calculated as the dividend per common share divided by the daily average closing stock price in the relevant period. Dividend per common share is derived as follows: a) for the quarter – by annualizing the dividend per common share paid during the quarter, and b) for the full year – dividend per common share paid during the year.

[8]	Total shareholder return (TSR) is calculated based on share price movement and dividends reinvested over a trailing one-year period.

TD BANK GROUP • FOURTH QUARTER 2018 EARNINGS NEWS RELEASE	Page 3

HOW WE PERFORMED

How the Bank Reports

The Bank prepares its Consolidated Financial Statements in accordance with IFRS, the current GAAP, and refers to results prepared in accordance with IFRS as “reported” results. The Bank also utilizes non-GAAP financial measures referred to as “adjusted” results to assess each of its businesses and to measure the Bank’s overall performance. To arrive at adjusted results, the Bank removes “items of note”, from reported results. The items of note relate to items which management does not believe are indicative of underlying business performance. The Bank believes that adjusted results provide the reader with a better understanding of how management views the Bank’s performance. The items of note are disclosed in Table 3. As explained, adjusted results differ from reported results determined in accordance with IFRS. Adjusted results, items of note, and related terms used in this document are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

The Bank’s U.S. strategic cards portfolio comprises of agreements with certain U.S. retailers pursuant to which TD is the U.S. issuer of private label and co-branded consumer credit cards to their U.S. customers. Under the terms of the individual agreements, the Bank and the retailers share in the profits generated by the relevant portfolios after credit losses. Under IFRS, TD is required to present the gross amount of revenue and provisions for credit losses related to these portfolios in the Bank’s Consolidated Statement of Income. At the segment level, the retailer program partners’ share of revenues and credit losses is presented in the Corporate segment, with an offsetting amount (representing the partners’ net share) recorded in Non-interest expenses, resulting in no impact to Corporate reported Net income (loss). The Net income (loss) included in the U.S. Retail segment includes only the portion of revenue and credit losses attributable to TD under the agreements.

Effective November 1, 2017, the Bank adopted IFRS 9, which replaces the guidance in IAS 39. Refer to Note 2 and Note 4 of the 2018 Consolidated Financial Statements for a summary of the Bank’s accounting policies as it relates to IFRS 9. Under IFRS 9, the current period provision for credit losses (PCL) for performing (Stage 1 and Stage 2) and impaired (Stage 3) financial assets, loan commitments, and financial guarantees is recorded within the respective segment. Under IAS 39 and prior to November 1, 2017, the PCL related to the collectively assessed allowance for incurred but not identified credit losses that related to the Canadian Retail and Wholesale Banking segments was recorded in the Corporate segment. Prior period results have not been restated. PCL on impaired financial assets includes Stage 3 PCL under IFRS 9 and counterparty-specific and individually insignificant PCL under IAS 39. PCL on performing financial assets, loan commitments, and financial guarantees include Stage 1 and Stage 2 PCL under IFRS 9 and incurred but not identified losses under IAS 39.

IFRS 9 does not require restatement of comparative period financial statements except in limited circumstances related to aspects of hedge accounting. Entities are permitted to restate comparatives as long as hindsight is not applied. The Bank has made the decision not to restate comparative period financial information and has recognized any measurement differences between the previous carrying amount and the new carrying amount on November 1, 2017 through an adjustment to opening retained earnings. As such, fiscal 2018 results reflect the adoption of IFRS 9, while prior periods reflect results under IAS 39.

U.S. Tax Reform

On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (the “U.S. Tax Act”) which made broad and complex changes to the U.S. tax code.

The reduction of the U.S. federal corporate tax rate enacted by the U.S. Tax Act resulted in a net charge to earnings during the first quarter of 2018 of $453 million, comprising a net $48 million pre-tax charge related to the write-down of certain tax credit-related investments, partially offset by the favourable impact of the Bank’s share of TD Ameritrade’s remeasurement of its deferred income tax balances, and a $405 million income tax expense resulting from the remeasurement of the Bank’s deferred tax assets and liabilities to the lower base rate of 21% and other related tax adjustments. The amount was estimated during the first quarter of 2018 and was updated through a net $61 million income tax benefit during the third quarter of 2018.

The lower corporate tax rate had and will have a positive effect on TD’s current and future earnings. The amount of the benefit may vary due to, among other things, changes in interpretations and assumptions the Bank has made, guidance that may be issued by applicable regulatory authorities, and actions the Bank may take to reinvest some of the savings in its operations.

TABLE 2: OPERATING RESULTS – Reported

(millions of Canadian dollars)	For the three months ended			For the twelve months ended
	October 31 2018	July 31 2018	October 31 2017	October 31 2018	October 31 2017
Net interest income	$5,756	$5,655	$5,330	$22,239	$20,847
Non-interest income	4,366	4,230	3,940	16,595	15,302
Total revenue	10,122	9,885	9,270	38,834	36,149
Provision for credit losses	670	561	578	2,480	2,216
Insurance claims and related expenses	684	627	615	2,444	2,246
Non-interest expenses	5,352	5,117	4,828	20,137	19,366
Income before income taxes and equity in net income of an investment in TD Ameritrade	3,416	3,580	3,249	13,773	12,321
Provision for income taxes	691	705	640	3,182	2,253
Equity in net income of an investment in TD Ameritrade	235	230	103	743	449
Net income – reported	2,960	3,105	2,712	11,334	10,517
Preferred dividends	51	59	50	214	193
Net income available to common shareholders and non-controlling interests in subsidiaries	$2,909	$3,046	$2,662	$11,120	$10,324
Attributable to:
Common shareholders	$2,891	$3,028	$2,627	$11,048	$10,203
Non-controlling interests	18	18	35	72	121

TD BANK GROUP • FOURTH QUARTER 2018 EARNINGS NEWS RELEASE	Page 4

The following table provides a reconciliation between the Bank’s adjusted and reported results.

TABLE 3: NON-GAAP FINANCIAL MEASURES – Reconciliation of Adjusted to Reported Net Income

(millions of Canadian dollars)	For the three months ended			For the twelve months ended
	October 31 2018	July 31 2018	October 31 2017	October 31 2018	October 31 2017
Operating results – adjusted
Net interest income	$5,756	$5,655	$5,330	$22,239	$20,847
Non-interest income[1]	4,366	4,230	3,736	16,684	15,099
Total revenue	10,122	9,885	9,066	38,923	35,946
Provision for credit losses	670	561	578	2,480	2,216
Insurance claims and related expenses	684	627	615	2,444	2,246
Non-interest expenses[2]	5,299	5,064	4,739	19,885	19,092
Income before income taxes and equity in net income of an investment in TD Ameritrade	3,469	3,633	3,134	14,114	12,392
Provision for income taxes	704	778	669	2,898	2,336
Equity in net income of an investment in TD Ameritrade[3]	283	272	138	967	531
Net income – adjusted	3,048	3,127	2,603	12,183	10,587
Preferred dividends	51	59	50	214	193
Net income available to common shareholders and non-controlling interests in subsidiaries – adjusted	2,997	3,068	2,553	11,969	10,394
Attributable to:
Non-controlling interests in subsidiaries, net of income taxes	18	18	35	72	121
Net income available to common shareholders – adjusted	2,979	3,050	2,518	11,897	10,273
Pre-tax adjustments of items of note
Amortization of intangibles[4]	(76)	(77)	(78)	(324)	(310)
Charges associated with the Scottrade transaction[5]	(25)	(18)	(46)	(193)	(46)
Impact from U.S. tax reform[6]	–	–	–	(48)	–
Dilution gain on the Scottrade transaction[7]	–	–	204	–	204
Loss on sale of TD Direct Investing business in Europe[8]	–	–	–	–	(42)
Fair value of derivatives hedging the reclassified available-for-sale securities portfolio[9]	–	–	–	–	41
Provision for (recovery of) income taxes for items of note
Amortization of intangibles[4,10]	(13)	(12)	(19)	(55)	(78)
Charges associated with the Scottrade transaction[5]	–	–	(10)	(5)	(10)
Impact from U.S. tax reform[6]	–	(61)	–	344	–
Dilution gain on the Scottrade transaction[7]	–	–	–	–	–
Loss on sale of TD Direct Investing business in Europe[8]	–	–	–	–	(2)
Fair value of derivatives hedging the reclassified available-for-sale securities portfolio[9]	–	–	–	–	7
Total adjustments for items of note	(88)	(22)	109	(849)	(70)
Net income available to common shareholders – reported	$2,891	$3,028	$2,627	$11,048	$10,203

[1]

Adjusted non-interest income excludes the following items of note: Adjustment to the carrying balances of certain tax credit-related investments, as explained in footnote 6 – first quarter 2018 – $(89) million. Dilution gain on the Scottrade transaction, as explained in footnote 7 – fourth quarter 2017 – $204 million. Loss on sale of the Direct Investing business in Europe, as explained in footnote 8 – third quarter 2017 – $42 million. Fair value of derivatives hedging the reclassified available-for-sale (AFS) securities portfolio, as explained in footnote 9 – first quarter 2017 – $41 million gain. These amounts were reported in the Corporate segment.

[2]

Adjusted non-interest expenses excludes the following items of note: Amortization of intangibles, as explained in footnote 4 – fourth quarter 2018 – $53 million, third quarter 2018 – $53 million, second quarter 2018 – $62 million, first quarter 2018 – $63 million, fourth quarter 2017 – $63 million, third quarter 2017 – $58 million, second quarter 2017 – $63 million and first quarter 2017 – $64 million, reported in the Corporate segment. Charges associated with the Bank’s acquisition of Scottrade Bank, as explained in footnote 5 – second quarter 2018 – $16 million, first quarter 2018 – $5 million and fourth quarter 2017 – $26 million, reported in the U.S. Retail segment.

[3]

Adjusted equity in net income of an investment in TD Ameritrade excludes the following items of note: Amortization of intangibles, as explained in footnote 4 – fourth quarter 2018 – $23 million, third quarter 2018 – $24 million, second quarter 2018 – $24 million, first quarter 2018 – $22 million, fourth quarter 2017 – $15 million, third quarter 2017 – $16 million, second quarter 2017 – $15 million and first quarter 2017 – $16 million; and the Bank’s share of TD Ameritrade’s deferred tax balances adjustment, as explained in footnote 6 – first quarter 2018 – $(41) million. The earnings impact of both of these items was reported in the Corporate segment. The Bank’s share of costs associated with TD Ameritrade’s acquisition of Scottrade Financial Services Inc. (Scottrade), as explained in footnote 5 – fourth quarter 2018 – $25 million, third quarter 2018 – $18 million, second quarter 2018 – $61 million and first quarter 2018 – $68 million and fourth quarter 2017 – $20 million. This item was reported in the U.S. Retail segment.

[4]

Amortization of intangibles relates to intangibles acquired as a result of asset acquisitions and business combinations, including the after tax amounts for amortization of intangibles relating to the Equity in net income of the investment in TD Ameritrade. Although the amortization of software and asset servicing rights are recorded in amortization of intangibles, they are not included for purposes of the items of note.

[5]

On September 18, 2017, the Bank acquired Scottrade Bank and TD Ameritrade acquired Scottrade, together with the Bank’s purchase of TD Ameritrade shares issued in connection with TD Ameritrade’s acquisition of Scottrade (the “Scottrade transaction”). Scottrade Bank merged with TD Bank, N.A. The Bank and TD Ameritrade incurred acquisition related charges including employee severance, contract termination fees, direct transaction costs, and other one-time charges. These amounts have been recorded as an adjustment to net income and include charges associated with Bank’s acquisition of Scottrade Bank and the after tax amounts for the Bank’s share of charges associated with TD Ameritrade’s acquisition of Scottrade. These amounts are reported in the U.S. Retail segment.

[6]

The reduction of the U.S. federal corporate tax rate enacted by the U.S. Tax Act resulted in a net charge to earnings during the first quarter of 2018 of $453 million, comprising a net $48 million pre-tax charge related to the write-down of certain tax credit-related investments, partially offset by the favourable impact of the Bank’s share of TD Ameritrade’s remeasurement of its deferred income tax balances, and a $405 million income tax expense resulting from the remeasurement of the Bank’s deferred tax assets and liabilities to the lower base rate of 21% and other related tax adjustments. The amount was estimated during the first quarter of 2018 and was updated through a net $61 million income tax benefit during the third quarter of 2018. The earnings impact was reported in the Corporate segment.

[7]

In connection with TD Ameritrade’s acquisition of Scottrade on September 18, 2017, TD Ameritrade issued 38.8 million shares, of which the Bank purchased 11.1 million pursuant to its pre-emptive rights. As a result of the share issuances, the Bank’s common stock ownership percentage in TD Ameritrade decreased and the Bank realized a dilution gain of $204 million reported in the Corporate segment.

[8]

On June 2, 2017, the Bank completed the sale of its Direct Investing business in Europe to Interactive Investor PLC. A loss of $40 million after tax was recorded in the Corporate segment in other income (loss). The loss is not considered to be in the normal course of business for the Bank.

[9]

The Bank changed its trading strategy with respect to certain trading debt securities and reclassified these securities from trading to AFS under IAS 39 (classified as fair value through other comprehensive income (FVOCI) under IFRS 9) effective August 1, 2008. These debt securities are economically hedged, primarily with credit default swap (CDS) and interest rate swap contracts which are recorded on a fair value basis with changes in fair value recorded in the period’s earnings. As a result the derivatives were accounted for on an accrual basis in Wholesale Banking and the gains and losses related to the derivatives in excess of the accrued amounts were reported in the Corporate segment. Adjusted results of the Bank in prior periods exclude the gains and losses of the derivatives in excess of the accrued amount. Effective February 1, 2017, the total gains and losses as a result of changes in fair value of these derivatives are recorded in Wholesale Banking.

[10]

The amounts reported for the three months ended January 31, 2018, and the twelve months ended October 31, 2018, exclude $31 million relating to the one-time adjustment of associated deferred tax liability balances as a result of the U.S. Tax Act. The impact of this adjustment is included in the Impact from U.S. tax reform item of note.

TD BANK GROUP • FOURTH QUARTER 2018 EARNINGS NEWS RELEASE	Page 5

TABLE 4: RECONCILIATION OF REPORTED TO ADJUSTED EARNINGS PER SHARE (EPS)[1]

(Canadian dollars)	For the three months ended			For the twelve months ended
	October 31 2018	July 31 2018	October 31 2017	October 31 2018	October 31 2017
Basic earnings per share – reported	$1.58	$1.65	$1.42	$6.02	$5.51
Adjustments for items of note[2]	0.05	0.02	(0.06)	0.46	0.04
Basic earnings per share – adjusted	$1.63	$1.67	$1.36	$6.48	$5.55
Diluted earnings per share – reported	$1.58	$1.65	$1.42	$6.01	$5.50
Adjustments for items of note[2]	0.05	0.01	(0.06)	0.46	0.04
Diluted earnings per share – adjusted	$1.63	$1.66	$1.36	$6.47	$5.54

[1]	EPS is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the period.
[2]	For explanations of items of note, refer to the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.

TABLE 5: NON-GAAP FINANCIAL MEASURES – Reconciliation of Reported to Adjusted Provision for Income Taxes

(millions of Canadian dollars, except as noted)	For the three months ended			For the twelve months ended
	October 31 2018	July 31 2018	October 31 2017	October 31 2018	October 31 2017
Provision for income taxes – reported	$691	$705	$640	$3,182	$2,253
Total adjustments for items of note[1]	13	73	29	(284)	83
Provision for income taxes – adjusted	$704	$778	$669	$2,898	$2,336
Effective income tax rate – reported	20.2%	19.7%	19.7%	23.1%	18.	3%
Effective income tax rate – adjusted[2,3]	20.3	21.4	21.3	20.5	18.9

[1]	For explanations of items of note, refer to the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.
[2]	The tax effect for each item of note is calculated using the statutory income tax rate of the applicable legal entity.
[3]	Adjusted effective income tax rate is the adjusted provision for income taxes before other taxes as a percentage of adjusted net income before taxes.

RETURN ON COMMON EQUITY

The Bank’s methodology for allocating capital to its business segments is aligned with the common equity capital requirements under Basel III. The capital allocated to the business segments is based on 9% CET1 Capital.

Adjusted ROE is adjusted net income available to common shareholders as a percentage of average common equity.

Adjusted ROE is a non-GAAP financial measure and is not a defined term under IFRS. Readers are cautioned that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

TABLE 6: RETURN ON COMMON EQUITY

(millions of Canadian dollars, except as noted)	For the three months ended			For the twelve months ended
	October 31 2018	July 31 2018	October 31 2017	October 31 2018	October 31 2017
Average common equity	$72,461	$70,935	$67,859	$70,499	$68,349
Net income available to common shareholders – reported	2,891	3,028	2,627	11,048	10,203
Items of note, net of income taxes[1]	88	22	(109)	849	70
Net income available to common shareholders – adjusted	$2,979	$3,050	$2,518	$11,897	$10,273
Return on common equity – reported	15.8%	16.9%	15.4%	15.7%	14.9%
Return on common equity – adjusted	16.3	17.1	14.7	16.9	15.0

[1]	For explanations of items of note, refer to the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.

RETURN ON TANGIBLE COMMON EQUITY

Tangible common equity (TCE) is calculated as common shareholders’ equity less goodwill, imputed goodwill and intangibles on an investment in TD Ameritrade and other acquired intangible assets, net of related deferred tax liabilities. Return on tangible common equity (ROTCE) is calculated as reported net income available to common shareholders after adjusting for the after-tax amortization of acquired intangibles, which are treated as an item of note, as a percentage of average TCE. Adjusted ROTCE is calculated using reported net income available to common shareholders, adjusted for items of note, as a percentage of average TCE. Adjusted ROTCE provides a useful measure of the performance of the Bank’s income producing assets, independent of whether or not they were acquired or developed internally. TCE, ROTCE, and adjusted ROTCE are each non-GAAP financial measures and are not defined terms under IFRS. Readers are cautioned that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

TD BANK GROUP • FOURTH QUARTER 2018 EARNINGS NEWS RELEASE	Page 6

TABLE 7: RETURN ON TANGIBLE COMMON EQUITY

(millions of Canadian dollars, except as noted)	For the three months ended			For the twelve months ended
	October 31 2018	July 31 2018	October 31 2017	October 31 2018	October 31 2017
Average common equity	$72,461	$70,935	$67,859	$70,499	$68,349
Average goodwill	16,390	16,339	15,786	16,197	16,335
Average imputed goodwill and intangibles on an investment in TD Ameritrade	4,100	4,114	3,773	4,100	3,899
Average other acquired intangibles[1]	597	648	818	676	917
Average related deferred tax liabilities	(219)	(222)	(314)	(240)	(343)
Average tangible common equity	51,593	50,056	47,796	49,766	47,541
Net income available to common shareholders – reported	2,891	3,028	2,627	11,048	10,203
Amortization of acquired intangibles, net of income taxes[2]	63	65	59	269	232
Net income available to common shareholders after adjusting for after-tax amortization of acquired intangibles	2,954	3,093	2,686	11,317	10,435
Other items of note, net of income taxes[2]	25	(43)	(168)	580	(162)
Net income available to common shareholders – adjusted	$2,979	$3,050	$2,518	$11,897	$10,273
Return on tangible common equity	22.7%	24.5%	22.3%	22.7%	21.9%
Return on tangible common equity – adjusted	22.9	24.2	20.9	23.9	21.6
[1]	Excludes intangibles relating to software and asset servicing rights.
[2]	For explanations of items of note, refer to the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.

Impact of Foreign Exchange Rate on U.S. Retail Segment Translated Earnings

U.S. Retail segment earnings, including the contribution from the Bank’s investment in TD Ameritrade, reflect fluctuations in the U.S. dollar to Canadian dollar exchange rate compared with the same period last year. The changes in the value of the Canadian dollar had a favourable impact on U.S. Retail segment earnings for the three months ended October 31, 2018, and an unfavourable impact for the twelve months ended October 31, 2018, compared with the same period last year, as shown in the following table.

TABLE 8: IMPACT OF FOREIGN EXCHANGE RATE ON U.S. RETAIL SEGMENT TRANSLATED EARNINGS

(millions of Canadian dollars, except as noted)	For the three months ended	For the twelve months ended
	October 31, 2018 vs. October 31, 2017 Increase (Decrease)	October 31, 2018 vs. October 31, 2017 Increase (Decrease)
U.S. Retail Bank
Total revenue	$ 115	$ (173)
Non-interest expenses – reported	66	(94)
Non-interest expenses – adjusted	66	(93)
Net income – reported, after tax	36	(57)
Net income – adjusted, after tax	36	(58)
Equity in net income on an investment in TD Ameritrade – reported	9	(12)
Equity in net income on an investment in TD Ameritrade – adjusted	10	(10)
U.S. Retail segment decreased net income – reported, after tax	44	(68)
U.S. Retail segment decreased net income – adjusted, after tax	46	(68)
Earnings per share (Canadian dollars)
Basic – reported	$ 0.02	$ (0.04)
Basic – adjusted	0.03	(0.04)
Diluted – reported	0.02	(0.04)
Diluted – adjusted	0.03	(0.04)

On a trailing twelve-month basis, a one cent appreciation/depreciation in the U.S. dollar to Canadian dollar average exchange rate will increase/decrease U.S. Retail segment net income by approximately $57 million.

SIGNIFICANT AND SUBSEQUENT EVENTS, AND PENDING ACQUISITIONS

Acquisition of Greystone Managed Investments Inc.

On November 1, 2018, the Bank acquired 100% of the outstanding equity of Greystone Capital Management Inc., the parent company of Greystone Managed Investments Inc. (Greystone) for consideration of $817 million, of which $475 million was paid in cash and $342 million was paid in the Bank’s common shares. The value of 4.7 million common shares issued as consideration was based on the volume weighted-average market price of the Bank’s common shares over the 10 trading day period immediately preceding the fifth business day prior to the acquisition date and was recorded based on market price at close. Common shares of $167 million issued to employee shareholders in respect of the purchase price will be held in escrow for two years post-acquisition, subject to their continued employment, and will be recorded as a compensation expense over the two-year escrow period.

The acquisition is accounted for as a business combination under the purchase method. As at November 1, 2018, the acquisition contributed $169 million of assets and $55 million of liabilities. The excess of accounting consideration over the fair value of the identifiable net assets is allocated to customer relationship intangibles of $140 million, deferred tax liability of $37 million and goodwill of $433 million. Goodwill is not deductible for tax purposes. The results of the acquisition will be consolidated from the acquisition date and reported in the Canadian Retail segment. The purchase price allocation is subject to refinement and may be adjusted to reflect new information about facts and circumstances that existed at the acquisition date during the measurement period.

Agreement for Air Canada Credit Card Loyalty Program

On November 26, 2018, the Bank finalized a long-term loyalty program agreement (the “Loyalty Agreement”) with Air Canada. Under the terms of the Loyalty Agreement, the Bank will become the primary credit card issuer for Air Canada’s new loyalty program when it launches in 2020 through to 2030. The Loyalty Agreement was finalized in conjunction with Air Canada entering into a definitive share purchase agreement with Aimia Inc. (“Aimia”) for

TD BANK GROUP • FOURTH QUARTER 2018 EARNINGS NEWS RELEASE	Page 7

the acquisition of Aimia Canada Inc., which operates the Aeroplan loyalty business (the “Transaction”), for an aggregate purchase price of $450 million in cash and the assumption of approximately $1.9 billion of Aeroplan Miles liability. The closing of the Transaction is subject to the satisfaction of certain conditions, including receipt of Aimia shareholder approval and customary regulatory approvals. The Loyalty Agreement will become effective upon the closing of the Transaction and TD Aeroplan cardholders will become members of Air Canada’s new loyalty program and their miles will be transitioned when Air Canada’s new loyalty program launches in 2020.

If the proposed Transaction is completed, the Bank will pay $622 million plus applicable sales tax to Air Canada, of which $547 million ($446 million after sales and income taxes) will be recognized as an expense during the first quarter of 2019 to be reported in the Canadian Retail segment, and $75 million will be recognized as an intangible asset amortized over the Loyalty Agreement term, both of which are expected to be reported as items of note. In addition, the Bank will prepay $308 million plus applicable sales tax for the future purchase of loyalty points over a ten year period. The Bank also expects to incur additional pre-tax costs of approximately $100 million over two years to build the functionality required to facilitate the new program. The proposed Transaction is expected to reduce the Bank’s CET 1 ratio on close by approximately 13 basis points (bps).

Normal Course Issuer Bid

As approved by the Board on November 28, 2018, the Bank announced its intention to amend its normal course issuer bid (NCIB) for up to an additional 20 million of its common shares, subject to the approval of OSFI and the TSX. The timing and amount of any purchases under the program are subject to regulatory approvals and to management discretion based on factors such as market conditions and capital adequacy.

Redemption of TD CaTS III Securities

On November 26, 2018, TD Capital Trust III announced its intention to redeem all of the outstanding TD Capital Trust III Securities – Series 2008 (TD CaTS III) on December 31, 2018, at a redemption price per TD CaTS III of $1,000, plus the unpaid distribution payable on the redemption date of December 31, 2018.

HOW OUR BUSINESSES PERFORMED

For management reporting purposes, the Bank reports its results under three key business segments: Canadian Retail, which includes the results of the Canadian personal and commercial banking, wealth, and insurance businesses; U.S. Retail, which includes the results of the U.S. personal and business banking operations, wealth management services, and the Bank’s investment in TD Ameritrade; and Wholesale Banking. The Bank’s other activities are grouped into the Corporate segment.

Results of each business segment reflect revenue, expenses, assets, and liabilities generated by the businesses in that segment. Where applicable, the Bank measures and evaluates the performance of each segment based on adjusted results and ROE, and for those segments the Bank indicates that the measure is adjusted. For further details, refer to the “How the Bank Reports” section of this document, the “Business Focus” section in the 2018 MD&A, and Note 29 of the Bank’s Consolidated Financial Statements for the year ended October 31, 2018. For information concerning the Bank’s measure of adjusted return on average common equity, which is a non-GAAP financial measure, refer to the “How We Performed” section of this document.

Upon adoption of IFRS 9, the current period PCL related to performing (Stage 1 and Stage 2) and impaired (Stage 3) financial assets, loan commitments, and financial guarantees is recorded within the respective segment. Under IAS 39 and prior to November 1, 2017, the PCL related to the collectively assessed allowance for incurred but not identified credit losses that related to Canadian Retail and Wholesale Banking segments was recorded in the Corporate segment. Prior period results have not been restated. PCL on impaired financial assets includes Stage 3 PCL under IFRS 9 and counterparty-specific and individually insignificant PCL under IAS 39. PCL on performing financial assets, loan commitments, and financial guarantees include Stage 1 and Stage 2 PCL under IFRS 9 and incurred but not identified credit losses under IAS 39.

The reduction of the U.S. federal corporate tax rate enacted by the U.S. Tax Act resulted in an adjustment during the first quarter of 2018 which was updated during the third quarter of 2018, to the Bank’s U.S. deferred tax assets and liabilities to the lower base rate of 21% as well as an adjustment to the Bank’s carrying balances of certain tax credit-related investments and its investment in TD Ameritrade. The earnings impact of these adjustments was reported in the Corporate segment. The lower corporate tax rate had, and will have a positive effect on TD’s current and future earnings, which are and will be reflected in the results of the affected segments. The amount of the benefit may vary due to, among other things, changes in interpretations and assumptions the Bank has made, guidance that may be issued by applicable regulatory authorities, and actions the Bank may take to reinvest some of the savings in its operations. The effective tax rate for the U.S. Retail Bank declined in proportion to the reduction in the federal rate. For additional details, refer to “How the Bank Reports” and “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.

Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB), which means that the value of non-taxable or tax-exempt income, including dividends, is adjusted to its equivalent before-tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The TEB increase to net interest income and provision for income taxes reflected in Wholesale Banking’s results are reversed in the Corporate segment. The TEB adjustment for the quarter was $28 million, compared with $26 million in the fourth quarter last year, and $26 million in the prior quarter.

TD BANK GROUP • FOURTH QUARTER 2018 EARNINGS NEWS RELEASE	Page 8

TABLE 9: CANADIAN RETAIL

(millions of Canadian dollars, except as noted)		For the three months ended
	October 31 2018	July 31 2018	October 31 2017
Net interest income	$3,022	$2,948	$2,773
Non-interest income	2,830	2,851	2,625
Total revenue	5,852	5,799	5,398
Provision for credit losses – impaired[1]	245	226	244
Provision for credit losses – performing[2]	18	20	–
Total provision for credit losses[3]	263	246	244
Insurance claims and related expenses	684	627	615
Non-interest expenses	2,530	2,400	2,272
Provision for (recovery of) income taxes	634	674	603
Net income	$1,741	$1,852	$1,664
Selected volumes and ratios
Return on common equity[4]	45.1%	48.6%	45.7%
Net interest margin (including on securitized assets)	2.94	2.93	2.86
Efficiency ratio	43.2	41.4	42.1
Assets under administration (billions of Canadian dollars)	$389	$403	$387
Assets under management (billions of Canadian dollars)	289	297	283
Number of Canadian retail branches	1,098	1,108	1,128
Average number of full-time equivalent staff	39,283	38,838	38,222

[1]	PCL – impaired represents Stage 3 PCL under IFRS 9 and counterparty-specific and individually insignificant PCL under IAS 39 on financial assets.
[2]	PCL – performing represents Stage 1 and Stage 2 PCL under IFRS 9 and incurred but not identified PCL under IAS 39 on financial assets, loan commitments, and financial guarantees.
[3]

Effective November 1, 2017, the PCL related to the allowances for credit losses for all three stages are recorded within the respective segment. Under IAS 39 and prior to November 1, 2017, the PCL related to the incurred but not identified allowance for credit losses related to products in the Canadian Retail segment was recorded in the Corporate segment.

[4]	Capital allocated to the business segment was based on 9% CET1 Capital in fiscal 2018 and 2017.

Quarterly comparison – Q4 2018 vs. Q4 2017

Canadian Retail net income for the quarter was $1,741 million, an increase of $77 million, or 5%, compared with the fourth quarter last year. The increase in earnings reflects revenue growth, partially offset by higher non-interest expenses, insurance claims, and PCL. The annualized ROE for the quarter was 45.1%, compared with 45.7% in the fourth quarter last year.

Canadian Retail revenue is derived from Canadian personal and commercial banking, wealth, and insurance businesses. Revenue for the quarter was $5,852 million, an increase of $454 million, or 8%, compared with the fourth quarter last year.

Net interest income increased $249 million, or 9%, reflecting volume growth and higher margins. Average loan volumes increased $25 billion, or 6%, reflecting 6% growth in personal loans and 10% growth in business loans. Average deposit volumes increased $11 billion, or 3%, reflecting 3% growth in personal deposits, 5% growth in business deposits, and 2% growth in wealth deposits. Net interest margin was 2.94%, or an increase of 8 bps, reflecting rising interest rates, partially offset by competitive pricing in loans.

Non-interest income increased $205 million, or 8%, reflecting an increase in revenues from the insurance business, wealth asset growth, and higher fee-based revenue in the personal banking business. A decrease in the fair value of investments supporting claims liabilities, which resulted in a similar decrease to insurance claims, reduced non-interest income by $19 million.

Assets under administration (AUA) were $389 billion as at October 31, 2018, an increase of $2 billion, or 1%, compared with the fourth quarter last year, reflecting new asset growth, partially offset by decreases in market value. Assets under management (AUM) were $289 billion as at October 31, 2018, an increase of $6 billion, or 2%, compared with the fourth quarter last year, reflecting new asset growth.

PCL was $263 million, an increase of $19 million, or 8%, compared with the fourth quarter last year. PCL – impaired for the quarter was $245 million, an increase of $1 million, reflecting continued strong credit performance. PCL – performing (recorded in the Corporate segment last year as incurred but not identified credit losses under IAS 39) was $18 million, primarily in the real estate secured lending and commercial portfolios. Total PCL as an annualized percentage of credit volume was 0.25%, unchanged from the same quarter last year. Net impaired loans were $664 million, an increase of $109 million, or 20%. Net impaired loans as a percentage of total loans were 0.16%, compared with 0.14%, as at October 31, 2017.

Insurance claims and related expenses for the quarter were $684 million, an increase of $69 million, or 11%, compared with the fourth quarter last year, reflecting an increase in reinsurance liabilities assumed, more severe weather-related events, less favourable prior years’ claims development, and the impact of changes to forward-looking actuarial assumptions, partially offset by a decrease in the fair value of investments supporting claims liabilities which resulted in a similar decrease to non-interest income.

Non-interest expenses for the quarter were $2,530 million, an increase of $258 million, or 11%, compared with the fourth quarter last year, reflecting increased marketing and promotion costs, increased employee-related expenses including revenue-based variable compensation expenses in the wealth business, and increased spend related to strategic initiatives.

The efficiency ratio for the quarter was 43.2%, compared with 42.1% in the fourth quarter last year.

Quarterly comparison – Q4 2018 vs. Q3 2018

Canadian Retail net income for the quarter decreased $111 million, or 6%, compared with the prior quarter. The decrease in earnings reflects higher non-interest expenses, insurance claims, and PCL, partially offset by revenue growth. The annualized ROE for the quarter was 45.1%, compared with 48.6% in the prior quarter.

Revenue increased $53 million, or 1%, compared with the prior quarter. Net interest income increased $74 million, or 3%, reflecting volume growth and higher margins. Average loan volumes increased $9 billion, or 2%, reflecting 2% growth in personal loans and 2% growth in business loans. Average deposit volumes increased $2 billion. Net interest margin was 2.94%, or an increase of 1 basis point, primarily due to rising interest rates, partially offset by changes in balance sheet mix.

Non-interest income decreased $21 million, or 1%, reflecting higher trading volumes in the direct investing business, partially offset by lower fee-based revenue in the personal banking business. A decrease in the fair value of investments supporting claims liabilities, which resulted in a similar decrease to insurance claims, reduced non-interest income by $32 million.

AUA decreased $14 billion, or 3%, and AUM decreased $8 billion, or 3%, compared with the prior quarter, both reflecting decreases in market value.

TD BANK GROUP • FOURTH QUARTER 2018 EARNINGS NEWS RELEASE	Page 9

PCL increased by $17 million, or 7%, compared with the prior quarter. PCL – impaired increased by $19 million, or 8%, primarily reflecting higher provisions in the auto-finance, real estate secured lending, and credit card portfolios. PCL – performing decreased by $2 million. Total PCL as an annualized percentage of credit volume was 0.25%, an increase of 1 basis point over the prior quarter. Net impaired loans increased $142 million, or 27%. Net impaired loans as a percentage of total loans was 0.16%, compared with 0.13%, in the prior quarter.

Insurance claims and related expenses for the quarter increased $57 million, or 9%, compared with the prior quarter, reflecting higher current year claims, the impact of changes to forward-looking actuarial assumptions, partially offset by a decrease in the fair value of investments supporting claims liabilities which resulted in a similar decrease to non-interest income, and less severe weather-related events.

Non-interest expenses increased $130 million, or 5%, compared with the prior quarter, reflecting increased spend related to strategic initiatives, marketing and promotion.

The efficiency ratio for the quarter was 43.2%, compared with 41.4% in the prior quarter.

TABLE 10: U.S. RETAIL

(millions of dollars, except as noted)		For the three months ended
Canadian Dollars	October 31 2018	July 31 2018	October 31 2017
Net interest income	$2,145	$2,114	$1,872
Non-interest income	713	698	669
Total revenue – reported	2,858	2,812	2,541
Provision for credit losses – impaired[1]	205	185	199
Provision for credit losses – performing[2]	39	37	4
Total provision for credit losses	244	222	203
Non-interest expenses – reported	1,637	1,528	1,529
Non-interest expenses – adjusted[3]	1,637	1,528	1,503
Provision for (recovery of) income taxes – reported[4]	91	144	138
Provision for (recovery of) income taxes – adjusted[4]	91	144	148
U.S. Retail Bank net income – reported	886	918	671
U.S. Retail Bank net income – adjusted[3]	886	918	687
Equity in net income of an investment in TD Ameritrade – reported	228	225	105
Equity in net income of an investment in TD Ameritrade – adjusted[5]	253	243	125
Net income – reported	1,114	1,143	776
Net income – adjusted	$1,139	$1,161	$812
U.S. Dollars
Net interest income	$1,646	$1,620	$1,498
Non-interest income	547	536	534
Total revenue – reported	2,193	2,156	2,032
Provision for credit losses – impaired[1]	157	142	160
Provision for credit losses – performing[2]	30	28	3
Total provision for credit losses	187	170	163
Non-interest expenses – reported	1,256	1,172	1,222
Non-interest expenses – adjusted[3]	1,256	1,172	1,201
Provision for (recovery of) income taxes – reported[4]	70	111	109
Provision for (recovery of) income taxes – adjusted[4]	70	111	117
U.S. Retail Bank net income – reported	680	703	538
U.S. Retail Bank net income – adjusted[3]	680	703	551
Equity in net income of an investment in TD Ameritrade – reported	175	174	83
Equity in net income of an investment in TD Ameritrade – adjusted[5]	194	188	99
Net income – reported	855	877	621
Net income – adjusted	$874	$891	$650
Selected volumes and ratios
Return on common equity – reported[6]	12.8%	13.1%	9.3%
Return on common equity – adjusted[6]	13.0	13.3	9.7
Net interest margin[7]	3.33	3.33	3.18
Efficiency ratio – reported	57.3	54.4	60.1
Efficiency ratio – adjusted	57.3	54.4	59.1
Assets under administration (billions of U.S. dollars)	$19	$19	$18
Assets under management (billions of U.S. dollars)	52	58	63
Number of U.S. retail stores	1,257	1,246	1,270
Average number of full-time equivalent staff	27,015	26,804	26,094

[1]	PCL – impaired represents Stage 3 PCL under IFRS 9 and counterparty-specific and individually insignificant PCL under IAS 39 on financial assets.
[2]	PCL – performing represents Stage 1 and Stage 2 PCL under IFRS 9 and incurred but not identified PCL under IAS 39 on financial assets, loan commitments, and financial guarantees.
[3]

Adjusted U.S. Retail Bank net income excludes the following items of note: Charges associated with the Bank’s acquisition of Scottrade Bank – fourth quarter 2017 – $26 million ($16 million after tax) or US$21 million (US$13 million after tax). For explanations of items of note, refer to the “Non-GAAP Financial Measures—Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.

[4]

The reduction of the U.S. federal corporate tax rate enacted by the U.S. Tax Act has resulted in an adjustment during 2018 to the Bank’s U.S. deferred tax assets and liabilities to the lower base rate of 21%. The amount was estimated during the first quarter of 2018 and was updated during the third quarter of 2018. This earnings impact was reported in the Corporate segment. For additional details, refer to the “Non-GAAP Financial Measures—Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.

[5]

Adjusted equity in net income of an investment in TD Ameritrade excludes the following items of note: The Bank’s share of costs associated with TD Ameritrade’s acquisition of Scottrade in the fourth quarter 2018 – $25 million or US$19 million after tax, third quarter 2018 – $18 million or US$14 million after tax, and fourth quarter 2017 – $20 million or US$16 million after tax. For explanations of items of note, refer to the “Non-GAAP Financial Measures—Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.

[6]	Capital allocated to the business segment was based on 9% CET1 Capital in fiscal 2018 and 2017.
[7]

Net interest margin excludes the impact related to the TD Ameritrade Insured Deposit Accounts and the impact of intercompany deposits and cash collateral. In addition, the value of tax-exempt interest income is adjusted to its equivalent before-tax value.

TD BANK GROUP • FOURTH QUARTER 2018 EARNINGS NEWS RELEASE	Page 10

Quarterly comparison – Q4 2018 vs. Q4 2017

U.S. Retail reported net income for the quarter was $1,114 million (US$855 million), an increase of $338 million (US$234 million), or 44% (38% in U.S. dollars), compared with the fourth quarter last year. On an adjusted basis, net income for the quarter was $1,139 million (US$874 million), an increase of $327 million (US$224 million), or 40% (34% in U.S. dollars). The reported and adjusted annualized ROE for the quarter was 12.8% and 13.0% respectively, compared with 9.3% and 9.7%, respectively, in the fourth quarter last year.

U.S. Retail net income includes contributions from the U.S. Retail Bank and the Bank’s investment in TD Ameritrade. Net income for the quarter from the U.S. Retail Bank was $886 million (US$680 million). Reported and adjusted net income for the quarter from the Bank’s investment in TD Ameritrade was $228 million (US$175 million) and $253 million (US$194 million), respectively.

The reported contribution from TD Ameritrade of US$175 million increased US$92 million, compared with the fourth quarter last year, primarily due to the benefit of the Scottrade transaction, higher interest rates, a lower corporate tax rate, and increased trading volumes, partially offset by higher operating expenses. Adjusted contribution from TD Ameritrade increased US$95 million, or 96%.

U.S. Retail Bank net income for the quarter increased US$142 million, or 26%, due to higher deposit margins, higher loan and deposit volumes, fee income growth, and a lower corporate tax rate, partially offset by higher expenses and PCL. U.S. Retail Bank net income increased US$129 million, or 23%, compared to the adjusted U.S. Retail Bank net income in the fourth quarter last year.

U.S. Retail Bank revenue is derived from personal and business banking, and wealth management. Revenue for the quarter was US$2,193 million, an increase of US$161 million, or 8%, compared with the fourth quarter last year. Net interest income increased US$148 million, or 10%, primarily due to higher deposit margins, and growth in loan and deposit volumes. Net interest margin was 3.33%, a 15 bps increase primarily due to higher deposit margins. Non-interest income increased US$13 million, or 2%, reflecting fee income growth in personal and commercial banking, partially offset by losses on certain tax credit-related investments.

Average loan volumes increased US$4 billion, or 3%, compared with the fourth quarter last year due to growth in business and personal loans of 2% and 3%, respectively. Average deposit volumes increased US$14 billion, or 5%, reflecting 4% growth in business deposit volumes, 4% growth in personal deposit volumes, and an 8% increase in sweep deposit volume from TD Ameritrade. The increase in sweep deposit volumes primarily reflected the Scottrade transaction.

AUA were US$19 billion as at October 31, 2018, relatively flat compared with the fourth quarter last year. AUM were US$52 billion as at October 31, 2018, a decrease of 17%, reflecting net fund outflows.

PCL for the quarter was US$187 million, an increase of US$24 million, or 15%, compared with the fourth quarter last year. PCL – impaired was US$157 million, a decrease of US$3 million, or 2%. PCL – performing was US$30 million, an increase of US$27 million, reflecting the impact of methodology changes related to the adoption of IFRS 9 where Stage 2 loans are now measured based on a lifetime expected credit loss (ECL). U.S. Retail PCL including only the Bank’s contractual portion of credit losses in the U.S. strategic cards portfolio, as an annualized percentage of credit volume was 0.50%, or an increase of 6 bps. Net impaired loans, excluding ACI loans, were US$1.4 billion, a decrease of US$45 million, or 3%. Excluding ACI loans, net impaired loans as a percentage of total loans were 1% as at October 31, 2018.

Reported non-interest expenses for the quarter were US$1,256 million, an increase of US$34 million, or 3%, compared with the fourth quarter last year, reflecting higher investments in business initiatives, business volume growth, and increased employee-related costs, partially offset by productivity savings. On an adjusted basis, non-interest expenses increased US$55 million, or 5%.

The reported and adjusted efficiency ratio for the quarter was 57.3%, compared with 60.1% and 59.1%, respectively, in the fourth quarter last year.

Quarterly comparison – Q4 2018 vs. Q3 2018

U.S. Retail reported net income decreased $29 million (US$22 million), or 3% (3% in U.S. dollars), compared with the prior quarter, while adjusted net income decreased $22 million (US$17 million), or 2% (2% in U.S. dollars). The reported and adjusted annualized ROE for the quarter was 12.8% and 13.0% respectively, compared to 13.1% and 13.3%, respectively, in the prior quarter.

The reported contribution from TD Ameritrade increased US$1 million, or 1%, compared with the prior quarter, as higher asset-based revenue was largely offset by reduced trading volumes and higher charges associated with the Scottrade transaction. On an adjusted basis, the contribution from TD Ameritrade increased US$6 million, or 3%.

U.S. Retail Bank net income for the quarter decreased US$23 million, or 3%, compared with the prior quarter, due to higher expenses and PCL, partially offset by higher loan and deposit volumes.

Revenue for the quarter increased US$37 million, or 2%, compared with the prior quarter. Net interest income increased US$26 million, or 2%, primarily due to growth in loan and deposit volumes. Net interest margin was 3.33%, flat compared to the prior quarter. Non-interest income increased US$11 million, or 2%.

Average loan volumes increased US$2 billion, or 1%, compared with the prior quarter, due to growth in business and personal loans of 1% and 2%, respectively. Average deposit volumes increased US$1 billion, reflecting 5% growth in business deposit volumes and a 2% decrease in sweep deposit volume from TD Ameritrade.

AUA were US$19 billion as at October 31, 2018, relatively flat compared with the prior quarter. AUM were US$52 billion as at October 31, 2018, a decrease of 11%, reflecting net fund outflows and market depreciation.

PCL for the quarter increased US$17 million, or 10%, compared with the prior quarter. PCL – impaired was US$157 million, an increase of US$15 million, or 11%, primarily reflecting seasonal trends in the auto portfolio. PCL – performing was US$30 million, an increase of US$2 million, or 7%, primarily reflecting seasonal trends in the credit card portfolios, offset by improvement in the residential lending portfolios. U.S. Retail PCL including only the Bank’s contractual portion of credit losses in the U.S. strategic cards portfolio, as an annualized percentage of credit volume was 0.50%, or an increase of 4 bps. Net impaired loans, excluding ACI loans, were US$1.4 billion, an increase of US$22 million, or 2%. Excluding ACI loans, net impaired loans as a percentage of total loans were 1% as at October 31, 2018.

Non-interest expenses for the quarter increased US$84 million, or 7%, compared with the prior quarter, primarily reflecting higher investments in business initiatives, and increased employee-related costs, partially offset by charges for store optimization in the prior quarter.

The efficiency ratio for the quarter was 57.3%, compared with 54.4% in the prior quarter.

TD BANK GROUP • FOURTH QUARTER 2018 EARNINGS NEWS RELEASE	Page 11

TABLE 11: WHOLESALE BANKING

(millions of Canadian dollars, except as noted)	For the three months ended
	October 31 2018	July 31 2018	October 31 2017
Net interest income (TEB)	$273	$276	$277
Non-interest income[1]	644	519	417
Total revenue	917	795	694
Provision for (recovery of) credit losses – impaired[1,2]	–	–	–
Provision for (recovery of) credit losses – performing[3]	8	(14)	–
Total provision for (recovery of) credit losses[4]	8	(14)	–
Non-interest expenses	537	518	420
Provision for (recovery of) income taxes (TEB)[5]	86	68	43
Net income	$286	$223	$231
Selected volumes and ratios
Trading-related revenue (TEB)	$484	$275	$311
Gross drawn (billions of Canadian dollars)[6]	23.9	23.6	20.3
Return on common equity[7]	18.4%	14.0%	16.0%
Efficiency ratio	58.6	65.2	60.5
Average number of full-time equivalent staff	4,426	4,239	4,043

[1]

Effective November 1, 2017, the accrual costs related to CDS used to manage Wholesale Banking’s corporate lending exposure are recorded in non-interest income, previously reported as a component of PCL. The change in market value of the CDS, in excess of the accrual cost, continues to be reported in the Corporate segment.

[2]	PCL – impaired represents Stage 3 PCL under IFRS 9 and counterparty-specific and individually insignificant PCL under IAS 39 on financial assets.
[3]	PCL – performing represents Stage 1 and Stage 2 PCL under IFRS 9 and incurred but not identified PCL under IAS 39 on financial assets, loan commitments, and financial guarantees.
[4]

Effective November 1, 2017, the PCL related to the allowances for credit losses for all three stages are recorded within the respective segment. Under IAS 39 and prior to November 1, 2017, the PCL related to the incurred but not identified allowance for credit losses related to products in Wholesale Banking was recorded in the Corporate segment.

[5]

The reduction of the U.S. federal corporate tax rate enacted by the U.S. Tax Act resulted in a one-time adjustment during the first quarter of 2018 to Wholesale Banking’s U.S. deferred tax assets and liabilities to the lower base rate of 21%. The earnings impact was reported in the Corporate segment. For additional details, refer to the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.

[6]	Includes gross loans and bankers’ acceptances, excluding letters of credit, cash collateral, CDS, and reserves for the corporate lending business.
[7]	Capital allocated to the business segment was based on 9% CET1 Capital in fiscal 2018 and 2017.

Quarterly comparison – Q4 2018 vs. Q4 2017

Wholesale Banking net income for the quarter was $286 million, an increase of $55 million, or 24%, compared with the fourth quarter last year reflecting higher revenue, partially offset by higher non-interest expenses, higher taxes and higher PCL. The annualized ROE for the quarter was 18.4%, compared with 16.0% in the fourth quarter last year.

Wholesale Banking revenue is derived primarily from capital markets and corporate and investment banking services provided to corporate, government, and institutional clients. Wholesale Banking generates revenue from corporate lending, advisory, underwriting, sales, trading and research, client securitization, trade finance, cash management, prime services, and trade execution services. Revenue for the quarter was $917 million, an increase of $223 million, or 32%, compared with the fourth quarter last year reflecting higher trading-related revenue, and fee and advisory revenue.

PCL for the quarter was $8 million, compared to no PCL in the fourth quarter last year. PCL – performing (recorded in the Corporate segment last year as incurred but not identified credit losses under IAS 39) for the quarter was $8 million primarily reflecting the adoption of IFRS 9 including where Stage 2 loans are measured on a lifetime ECL.

Non-interest expenses were $537 million, an increase of $117 million, or 28%, compared with the fourth quarter last year reflecting higher variable compensation commensurate with increased revenue, higher initiative spend and continued investments in client facing employees supporting the global expansion of Wholesale Banking’s U.S. dollar strategy.

Quarterly comparison – Q4 2018 vs. Q3 2018

Wholesale Banking net income for the quarter increased $63 million, or 28%, compared with the prior quarter reflecting higher revenue, partially offset by higher non-interest expenses and PCL for this quarter compared to a net recovery of PCL in the prior quarter. The annualized ROE for the quarter was 18.4%, compared with 14.0% in the prior quarter.

Revenue for the quarter increased $122 million, or 15%, compared with the prior quarter reflecting higher trading-related revenue including equity trading from higher market volatility and gains on the revaluation of short-term trading deposits using own credit spreads.

PCL for the quarter was $8 million, compared to a benefit of $14 million in the prior quarter. PCL – performing increased by $22 million reflecting a prior quarter benefit and higher Stage 2 volumes in the current quarter.

Non-interest expenses for the quarter increased $19 million, or 4%, compared with the prior quarter primarily reflecting higher spend on regulatory initiatives.

TD BANK GROUP • FOURTH QUARTER 2018 EARNINGS NEWS RELEASE	Page 12

TABLE 12: CORPORATE

(millions of Canadian dollars)	For the three months ended
	October 31 2018	July 31 2018	October 31 2017
Net income (loss) – reported[1,2]	$(181)	$(113)	$41
Pre-tax adjustments for items of note[3]
Amortization of intangibles	76	77	78
Dilution gain on the Scottrade transaction	–	–	(204)
Total pre-tax adjustments for items of note	76	77	(126)
Provision for (recovery of) income taxes for items of note[2]	13	73	19
Net income (loss) – adjusted	$(118)	$(109)	$(104)
Decomposition of items included in net income (loss) – adjusted
Net corporate expenses	$(221)	$(214)	$(182)
Other	85	87	43
Non-controlling interests	18	18	35
Net income (loss) – adjusted	$(118)	$(109)	$(104)
Selected volumes
Average number of full-time equivalent staff	15,864	15,377	14,212

[1]

Effective November 1, 2017, the PCL related to the allowances for credit losses for all three stages are recorded within the respective segment. Under IAS 39 and prior to November 1, 2017, the PCL related to the incurred but not identified allowance for credit losses related to products in the Canadian Retail and Wholesale Banking segments were recorded in the Corporate segment.

[2]

The reduction of the U.S. federal corporate tax rate enacted by the U.S. Tax Act resulted in a net charge to earnings during the first quarter of 2018 of $453 million, comprising a net $48 million pre-tax charge related to the write-down of certain tax credit-related investments, partially offset by the favourable impact of the Bank’s share of TD Ameritrade’s remeasurement of its deferred income tax balances, and a $405 million income tax expense resulting from the remeasurement of the Bank’s deferred tax assets and liabilities to the lower base rate of 21% and other related tax adjustments. The amount was estimated during the first quarter of 2018 and was updated during the third quarter of 2018 through a net $61 million income tax benefit.

[3]	For explanations of items of note, refer to the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “Financial Results Overview” section of this document.

Quarterly comparison – Q4 2018 vs. Q4 2017

Corporate segment’s reported net loss for the quarter was $181 million, compared with a reported net income of $41 million in the fourth quarter last year. The year-over-year increase in reported net loss was primarily attributable to the dilution gain on the Scottrade transaction in the same quarter last year, increased net corporate expenses and decreased non-controlling interests, partially offset by increased contribution from Other items. Net corporate expenses increased due to the positive impact of tax adjustments in the same quarter last year. Other items increased primarily due to increased revenue from treasury and balance sheet management activities this quarter. Adjusted net loss was $118 million, compared with an adjusted net loss of $104 million in the fourth quarter last year.

Quarterly comparison – Q4 2018 vs. Q3 2018

Corporate segment’s reported net loss for the quarter was $181 million, compared with a reported net loss of $113 million in the prior quarter. The quarter-over-quarter increase in reported net loss was primarily attributable to the income tax benefit resulting from the Bank’s update to the impact of U.S. tax reform in the last quarter and increased net corporate expenses. Net corporate expenses increased largely due to the positive impact of tax adjustments in the prior quarter. Adjusted net loss was $118 million, compared with an adjusted net loss of $109 million in the prior quarter.

TD BANK GROUP • FOURTH QUARTER 2018 EARNINGS NEWS RELEASE	Page 13

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEET[1]

(millions of Canadian dollars)		As at
	October 31 2018	October 31 2017
ASSETS
Cash and due from banks	$4,735	$3,971
Interest-bearing deposits with banks	30,720	51,185
	35,455	55,156
Trading loans, securities, and other	127,897	103,918
Non-trading financial assets at fair value through profit or loss	4,015	n/a [2]
Derivatives	56,996	56,195
Financial assets designated at fair value through profit or loss	3,618	4,032
Financial assets at fair value through other comprehensive income	130,600	n/a
Available-for-sale securities	n/a	146,411
	323,126	310,556
Debt securities at amortized cost, net of allowance for credit losses	107,171	n/a
Held-to-maturity securities	n/a	71,363
Securities purchased under reverse repurchase agreements	127,379	134,429
Loans
Residential mortgages	225,191	222,079
Consumer instalment and other personal	172,079	157,101
Credit card	35,018	33,007
Business and government	217,654	200,978
Debt securities classified as loans	n/a	3,209
	649,942	616,374
Allowance for loan losses	(3,549)	(3,783)
Loans, net of allowance for loan losses	646,393	612,591
Other
Customers’ liability under acceptances	17,267	17,297
Investment in TD Ameritrade	8,445	7,784
Goodwill	16,536	16,156
Other intangibles	2,459	2,618
Land, buildings, equipment, and other depreciable assets	5,324	5,313
Deferred tax assets	2,812	2,497
Amounts receivable from brokers, dealers, and clients	26,940	29,971
Other assets	15,596	13,264
	95,379	94,900
Total assets	$1,334,903	$1,278,995
LIABILITIES
Trading deposits	$114,704	$79,940
Derivatives	48,270	51,214
Securitization liabilities at fair value	12,618	12,757
	175,592	143,911
Deposits
Personal	477,644	468,155
Banks	16,712	25,887
Business and government	357,083	338,782
	851,439	832,824
Other
Acceptances	17,269	17,297
Obligations related to securities sold short	39,478	35,482
Obligations related to securities sold under repurchase agreements	93,389	88,591
Securitization liabilities at amortized cost	14,683	16,076
Amounts payable to brokers, dealers, and clients	28,385	32,851
Insurance-related liabilities	6,698	6,775
Other liabilities	19,190	20,470
	219,092	217,542
Subordinated notes and debentures	8,740	9,528
Total liabilities	1,254,863	1,203,805
EQUITY
Shareholders’ Equity
Common shares	21,221	20,931
Preferred shares	5,000	4,750
Treasury shares – common	(144)	(176)
Treasury shares – preferred	(7)	(7)
Contributed surplus	193	214
Retained earnings	46,145	40,489
Accumulated other comprehensive income (loss)	6,639	8,006
	79,047	74,207
Non-controlling interests in subsidiaries	993	983
Total equity	80,040	75,190
Total liabilities and equity	$1,334,903	$1,278,995

[1]	The amounts as at October 31, 2018 and October 31, 2017, have been derived from audited financial statements.
[2]	Not applicable.

Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.

TD BANK GROUP • FOURTH QUARTER 2018 EARNINGS NEWS RELEASE	Page 14

CONSOLIDATED STATEMENT OF INCOME[1]

(millions of Canadian dollars, except as noted)	For the three months ended		For the twelve months ended
	October 31 2018	October 31 2017	October 31 2018	October 31 2017
Interest income[2]
Loans	$7,519	$6,258	$27,790	$23,663
Securities
Interest	1,906	1,275	6,685	4,595
Dividends	375	212	1,234	1,128
Deposits with banks	194	141	713	446
	9,994	7,886	36,422	29,832
Interest expense
Deposits	3,126	1,858	10,489	6,615
Securitization liabilities	155	133	586	472
Subordinated notes and debentures	83	103	337	391
Other	874	462	2,771	1,507
	4,238	2,556	14,183	8,985
Net interest income	5,756	5,330	22,239	20,847
Non-interest income
Investment and securities services	1,175	1,095	4,656	4,459
Credit fees	311	278	1,210	1,130
Net securities gain (loss)	34	41	111	128
Trading income (loss)	322	141	1,052	303
Income (loss) from non-trading financial instruments at fair value through profit or loss	22	n/a	48	n/a
Income (loss) from financial instruments designated at fair value through profit or loss	(46)	(31)	(170)	(254)
Service charges	698	658	2,716	2,648
Card services	608	560	2,376	2,388
Insurance revenue	1,047	943	4,045	3,760
Other income (loss)	195	255	551	740
	4,366	3,940	16,595	15,302
Total revenue	10,122	9,270	38,834	36,149
Provision for credit losses	670	578	2,480	2,216
Insurance claims and related expenses	684	615	2,444	2,246
Non-interest expenses
Salaries and employee benefits	2,680	2,427	10,377	10,018
Occupancy, including depreciation	452	442	1,765	1,794
Equipment, including depreciation	276	252	1,073	992
Amortization of other intangibles	217	186	815	704
Marketing and business development	257	203	803	726
Restructuring charges (recovery)	–	(4)	73	2
Brokerage-related fees	77	74	306	314
Professional and advisory services	421	324	1,247	1,165
Other	972	924	3,678	3,651
	5,352	4,828	20,137	19,366
Income before income taxes and equity in net income of an investment in TD Ameritrade	3,416	3,249	13,773	12,321
Provision for (recovery of) income taxes	691	640	3,182	2,253
Equity in net income of an investment in TD Ameritrade	235	103	743	449
Net income	2,960	2,712	11,334	10,517
Preferred dividends	51	50	214	193
Net income available to common shareholders and non-controlling interests in subsidiaries	$2,909	$2,662	$11,120	$10,324
Attributable to:
Common shareholders	$2,891	$2,627	$11,048	$10,203
Non-controlling interests in subsidiaries	18	35	72	121
Earnings per share (Canadian dollars)
Basic	$1.58	$1.42	$6.02	$5.51
Diluted	1.58	1.42	6.01	5.50
Dividends per common share (Canadian dollars)	0.67	0.60	2.61	2.35
[1]

The amounts for the three months ended October 31, 2018, and October 31, 2017, have been derived from unaudited financial statements. The amounts for the twelve months ended October 31, 2018, and October 31, 2017, have been derived from audited financial statements.

[2]	Includes $8,376 million and $30,639 million, for the three and twelve months ended October 31, 2018, respectively, which has been calculated based on the effective interest rate method.

Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.

TD BANK GROUP • FOURTH QUARTER 2018 EARNINGS NEWS RELEASE	Page 15

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME[1,2]

(millions of Canadian dollars)	For the three months ended		For the twelve months ended
	October 31 2018	October 31 2017	October 31 2018	October 31 2017
Net income	$2,960	$2,712	$11,334	$10,517
Other comprehensive income (loss), net of income taxes
Items that will be subsequently reclassified to net income
Net change in unrealized gains (losses) on financial assets at fair value through other comprehensive income (available-for-sale securities under IAS 39)
Change in unrealized gains (losses) on available-for-sale securities	n/a	97	n/a	467
Change in unrealized gains (losses) on debt securities at fair value through other comprehensive income	(81)	n/a	(261)	n/a
Reclassification to earnings of net losses (gains) in respect of available-for-sale securities	n/a	(61)	n/a	(143)
Reclassification to earnings of net losses (gains) in respect of debt securities at fair value through other comprehensive income	(16)	n/a	(22)	n/a
Reclassification to earnings of changes in allowance for credit losses on debt securities at fair value through other comprehensive income	(1)	n/a	(1)	n/a
	(98)	36	(284)	324
Net change in unrealized foreign currency translation gains (losses) on Investments in foreign operations, net of hedging activities
Unrealized gains (losses) on investments in foreign operations	780	2,275	1,323	(2,534)
Reclassification to earnings of net losses (gains) on investments in foreign operations	–	–	–	(17)
Net gains (losses) on hedges of investments in foreign operations	(184)	(637)	(288)	659
Reclassification to earnings of net losses (gains) on hedges of investments in foreign operations	–	–	–	4
	596	1,638	1,035	(1,888)
Net change in gains (losses) on derivatives designated as cash flow hedges
Change in gains (losses) on derivatives designated as cash flow hedges	(146)	888	(1,624)	(1,454)
Reclassification to earnings of losses (gains) on cash flow hedges	(196)	(1,120)	(455)	(810)
	(342)	(232)	(2,079)	(2,264)
Items that will not be subsequently reclassified to net income
Actuarial gains (losses) on employee benefit plans	259	(79)	622	325
Change in net unrealized gains (losses) on equity securities designated at fair value through other comprehensive income	(15)	n/a	38	n/a
Total other comprehensive income (loss), net of income taxes	400	1,363	(668)	(3,503)
Total comprehensive income (loss), net of income taxes	$3,360	$4,075	$10,666	$7,014
Attributable to:
Common shareholders	$3,291	$3,990	$10,380	$6,700
Preferred shareholders	51	50	214	193
Non-controlling interests in subsidiaries	18	35	72	121

[1]

The amounts for the three months ended October 31, 2018, and October 31, 2017, have been derived from unaudited financial statements. The amounts for the twelve months ended October 31, 2018, and October 31, 2017, have been derived from audited financial statements.

[2]	The amounts are net of income tax provisions (recoveries) presented in the following table.

Income Tax Provisions (Recoveries) in the Consolidated Statement of Comprehensive Income

(millions of Canadian dollars)	For the three months ended			For the twelve months ended
	October 31 2018		October 31 2017	October 31 2018		October 31 2017
Change in unrealized gains (losses) on available-for-sale securities	$	n/a	$(16)	$	n/a	$150
Change in unrealized gains (losses) on debt securities at fair value through other comprehensive income		(24)	n/a		(139)	n/a
Less: Reclassification to earnings of net losses (gains) in respect of available-for-sale securities		n/a	(27)		n/a	(36)
Less: Reclassification to earnings of net losses (gains) in respect of debt securities at fair value through other comprehensive income		8	n/a		13	n/a
Less: Reclassification to earnings of changes in allowance for credit losses on debt securities at fair value through other comprehensive income		–	n/a		–	n/a
Unrealized gains (losses) on investments in foreign operations		–	–		–	–
Less: Reclassification to earnings of net losses (gains) on investment in foreign operations		–	–		–	–
Net gains (losses) on hedges of investments in foreign operations		(67)	(227)		(104)	237
Less: Reclassification to earnings of net losses (gains) on hedges of investments in foreign
operations		–	–		–	(1)
Change in gains (losses) on derivatives designated as cash flow hedges		(11)	489		(473)	(789)
Less: Reclassification to earnings of losses (gains) on cash flow hedges		110	622		283	258
Actuarial gains (losses) on employee benefit plans		93	(15)		243	129
Change in net unrealized gains (losses) on equity securities designated at fair value through other comprehensive income		(5)	n/a		20	n/a
Total income taxes		$(132)	$(364)		$(749)	$(494)

TD BANK GROUP • FOURTH QUARTER 2018 EARNINGS NEWS RELEASE	Page 16

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY[1]

(millions of Canadian dollars)	For the three months ended		For the twelve months ended
	October 31 2018	October 31 2017	October 31 2018	October 31 2017
Common shares
Balance at beginning of period	$21,099	$20,912	$20,931	$20,711
Proceeds from shares issued on exercise of stock options	28	27	152	148
Shares issued as a result of dividend reinvestment plan	94	82	366	329
Purchase of shares for cancellation	–	(90)	(228)	(257)
Balance at end of period	21,221	20,931	21,221	20,931
Preferred shares
Balance at beginning of period	4,850	4,750	4,750	4,400
Issue of shares	400	–	750	350
Redemption of shares	(250)	–	(500)	–
Balance at end of period	5,000	4,750	5,000	4,750
Treasury shares – common
Balance at beginning of period	(168)	(22)	(176)	(31)
Purchase of shares	(2,134)	(2,684)	(8,295)	(9,654)
Sale of shares	2,158	2,530	8,327	9,509
Balance at end of period	(144)	(176)	(144)	(176)
Treasury shares – preferred
Balance at beginning of period	(3)	(8)	(7)	(5)
Purchase of shares	(26)	(38)	(129)	(175)
Sale of shares	22	39	129	173
Balance at end of period	(7)	(7)	(7)	(7)
Contributed surplus
Balance at beginning of period	195	207	214	203
Net premium (discount) on sale of treasury shares	–	6	(2)	23
Issuance of stock options, net of options exercised	(1)	–	(12)	(8)
Other	(1)	1	(7)	(4)
Balance at end of period	193	214	193	214
Retained earnings
Balance at beginning of period	44,223	39,473	40,489	35,452
Impact on adoption of IFRS 9	–	n/a	53	n/a
Net income attributable to shareholders	2,942	2,677	11,262	10,396
Common dividends	(1,223)	(1,105)	(4,786)	(4,347)
Preferred dividends	(51)	(50)	(214)	(193)
Share issue expenses and others	(6)	–	(10)	(4)
Net premium on repurchase of common shares and redemption of preferred shares	–	(427)	(1,273)	(1,140)
Actuarial gains (losses) on employee benefit plans	259	(79)	622	325
Realized gains (losses) on equity securities designated at fair value through other comprehensive income	1	n/a	2	n/a
Balance at end of period	46,145	40,489	46,145	40,489
Accumulated other comprehensive income (loss)
Net unrealized gain (loss) on debt securities at fair value through other comprehensive income:
Balance at beginning of period	343	n/a	510	n/a
Impact on adoption of IFRS 9	–	n/a	19	n/a
Other comprehensive income (loss)	(97)	n/a	(283)	n/a
Allowance for credit losses	(1)	n/a	(1)	n/a
Balance at end of period	245	n/a	245	n/a
Net unrealized gain (loss) on equity securities designated at fair value through other comprehensive income:
Balance at beginning of period	70	n/a	113	n/a
Impact on adoption of IFRS 9	–	n/a	(96)	n/a
Other comprehensive income (loss)	(14)	n/a	40	n/a
Reclassification of loss (gain) to retained earnings	(1)	n/a	(2)	n/a
Balance at end of period	55	n/a	55	n/a
Net unrealized gain (loss) on available-for-sale securities:
Balance at beginning of period	n/a	587	n/a	299
Other comprehensive income (loss)	n/a	36	n/a	324
Balance at end of period	n/a	623	n/a	623
Net unrealized foreign currency translation gain (loss) on investments in foreign operations, net of hedging activities:
Balance at beginning of period	8,230	6,153	7,791	9,679
Other comprehensive income (loss)	596	1,638	1,035	(1,888)
Balance at end of period	8,826	7,791	8,826	7,791
Net gain (loss) on derivatives designated as cash flow hedges:
Balance at beginning of period	(2,145)	(176)	(408)	1,856
Other comprehensive income (loss)	(342)	(232)	(2,079)	(2,264)
Balance at end of period	(2,487)	(408)	(2,487)	(408)
Total accumulated other comprehensive income	6,639	8,006	6,639	8,006
Total shareholders’ equity	79,047	74,207	79,047	74,207
Non-controlling interests in subsidiaries
Balance at beginning of period	993	1,588	983	1,650
Net income attributable to non-controlling interests in subsidiaries	18	35	72	121
Redemption of REIT preferred shares	–	(617)	–	(617)
Other	(18)	(23)	(62)	(171)
Balance at end of period	993	983	993	983
Total equity	$80,040	$75,190	$80,040	$75,190
[1]

The amounts for the three months ended October 31, 2018, and October 31, 2017, have been derived from unaudited financial statements. The amounts for the twelve months ended October 31, 2018, and October 31, 2017, have been derived from audited financial statements.

TD BANK GROUP • FOURTH QUARTER 2018 EARNINGS NEWS RELEASE	Page 17

CONSOLIDATED STATEMENT OF CASH FLOWS[1]

(millions of Canadian dollars)	For the three months ended		For the twelve months ended
	October 31 2018	October 31 2017	October 31 2018	October 31 2017
Cash flows from (used in) operating activities
Net income before income taxes, including equity in net income of an investment in TD Ameritrade	$3,651	$3,352	$14,516	$12,770
Adjustments to determine net cash flows from (used in) operating activities
Provision for credit losses	670	578	2,480	2,216
Depreciation	149	146	576	603
Amortization of other intangibles	217	186	815	704
Net securities losses (gains)	(34)	(41)	(111)	(128)
Equity in net income of an investment in TD Ameritrade	(235)	(103)	(743)	(449)
Dilution gain	–	(204)	–	(204)
Deferred taxes	(21)	(19)	385	175
Changes in operating assets and liabilities
Interest receivable and payable	56	3	(104)	(283)
Securities sold under repurchase agreements	(1,220)	10,473	4,798	39,618
Securities purchased (sold) under reverse repurchase agreements	1,640	(14,029)	7,050	(48,377)
Securities sold short	124	676	3,996	2,367
Trading loans and securities	(3,836)	(4,099)	(24,065)	(4,661)
Loans net of securitization and sales	(11,727)	(15,488)	(45,620)	(22,332)
Deposits	19,976	38,173	53,379	40,150
Derivatives	(4,125)	(3,194)	(3,745)	1,836
Non-trading financial assets at fair value through profit or loss	(150)	n/a	5,257	n/a
Financial assets designated at fair value through profit or loss	(372)	(199)	(468)	251
Securitization liabilities	(13)	(290)	(1,532)	(1,575)
Current taxes	121	(308)	(780)	(419)
Brokers, dealers and clients amounts receivable and payable	1,011	2,004	(1,435)	2,459
Other	(4,036)	(3,441)	(8,956)	1,406
Net cash from (used in) operating activities	1,846	14,176	5,693	26,127
Cash flows from (used in) financing activities
Issuance of subordinated notes and debentures	1,750	–	1,750	1,500
Redemption of subordinated notes and debentures	(31)	(254)	(2,468)	(2,536)
Common shares issued	24	24	128	125
Preferred shares issued	394	–	740	346
Repurchase of common shares	–	(517)	(1,501)	(1,397)
Redemption of preferred shares	(250)	–	(500)	–
Redemption of non-controlling interests in subsidiaries	–	(626)	–	(626)
Sale of treasury shares	2,180	2,575	8,454	9,705
Purchase of treasury shares	(2,160)	(2,722)	(8,424)	(9,829)
Dividends paid	(1,180)	(1,073)	(4,634)	(4,211)
Distributions to non-controlling interests in subsidiaries	(18)	(26)	(72)	(112)
Net cash from (used in) financing activities	709	(2,619)	(6,527)	(7,035)
Cash flows from (used in) investing activities
Interest-bearing deposits with banks	3,858	(5,584)	20,465	2,529
Activities in financial assets at fair value through other comprehensive income
Purchases	(8,091)	n/a	(20,269)	n/a
Proceeds from maturities	7,667	n/a	30,101	n/a
Proceeds from sales	900	n/a	2,731	n/a
Activities in available-for-sale securities
Purchases	n/a	(14,036)	n/a	(63,339)
Proceeds from maturities	n/a	6,541	n/a	30,775
Proceeds from sales	n/a	1,829	n/a	4,977
Activities in debt securities at amortized cost
Purchases	(12,161)	n/a	(51,663)	n/a
Proceeds from maturities	4,357	n/a	20,101	n/a
Proceeds from sales	342	n/a	670	n/a
Activities in held-to-maturity securities
Purchases	n/a	(1,833)	n/a	(17,807)
Proceeds from maturities	n/a	3,687	n/a	27,729
Proceeds from sales	n/a	–	n/a	452
Activities in debt securities classified as loans
Purchases	n/a	(10)	n/a	(2,471)
Proceeds from maturities	n/a	48	n/a	337
Proceeds from sales	n/a	15	n/a	447
Net purchases of land, buildings, equipment, and other depreciable assets	(261)	(305)	(587)	(434)
Net cash acquired from (paid for) divestitures, acquisitions, and the purchase of TD Ameritrade shares	–	(2,129)	–	(2,129)
Net cash from (used in) investing activities	(3,389)	(11,777)	1,549	(18,934)
Effect of exchange rate changes on cash and due from banks	28	78	49	(94)
Net increase (decrease) in cash and due from banks	(806)	(142)	764	64
Cash and due from banks at beginning of period	5,541	4,113	3,971	3,907
Cash and due from banks at end of period	$4,735	$3,971	$4,735	$3,971
Supplementary disclosure of cash flows from operating activities
Amount of income taxes paid (refunded) during the period	$504	$756	$3,535	$2,866
Amount of interest paid during the period	4,025	2,384	13,888	8,957
Amount of interest received during the period	9,462	7,505	34,789	28,393
Amount of dividends received during the period	345	242	1,202	1,153
[1]

The amounts for the three months ended October 31, 2018, and October 31, 2017, have been derived from unaudited financial statements. The amounts for the twelve months ended October 31, 2018, and October 31, 2017, have been derived from audited financial statements.

Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.

Appendix A – Segmented Information

For management reporting purposes, the Bank reports its results under three key business segments: Canadian Retail, which includes the results of the Canadian personal and commercial banking businesses, Canadian credit cards, TD Auto Finance Canada and Canadian wealth and insurance businesses; U.S. Retail, which includes the results of the U.S. personal and commercial banking businesses, U.S. credit cards, TD Auto Finance U.S., U.S. wealth business, and the Bank’s investment in TD Ameritrade; and Wholesale Banking. The Bank’s other activities are grouped into the Corporate segment.

TD BANK GROUP • FOURTH QUARTER 2018 EARNINGS NEWS RELEASE	Page 18

Results for these segments for the three and twelve months ended October 31 are presented in the following tables.

Results by Business Segment[1,2]
(millions of Canadian dollars)			For the three months ended
	Canadian Retail		U.S. Retail		Wholesale Banking[3,4]		Corporate[3,4]		Total
	Oct. 31 2018	Oct. 31 2017	Oct. 31 2018	Oct. 31 2017	Oct. 31 2018	Oct. 31 2017	Oct. 31 2018	Oct. 31 2017	Oct. 31 2018	Oct. 31 2017
Net interest income (loss)	$3,022	$2,773	$2,145	$1,872	$273	$277	$316	$408	$5,756	$5,330
Non-interest income (loss)	2,830	2,625	713	669	644	417	179	229	4,366	3,940
Total revenue[5]	5,852	5,398	2,858	2,541	917	694	495	637	10,122	9,270
Provision for (recovery of) credit losses	263	244	244	203	8	–	155	131	670	578
Insurance claims and related expenses	684	615	–	–	–	–	–	–	684	615
Non-interest expenses	2,530	2,272	1,637	1,529	537	420	648	607	5,352	4,828
Income (loss) before income taxes	2,375	2,267	977	809	372	274	(308)	(101)	3,416	3,249
Provision for (recovery of) income taxes	634	603	91	138	86	43	(120)	(144)	691	640
Equity in net income of an investment in TD Ameritrade	–	–	228	105	–	–	7	(2)	235	103
Net income (loss)	$1,741	$1,664	$1,114	$776	$286	$231	$(181)	$41	$2,960	$2,712
			For the twelve months ended
	Oct. 31 2018	Oct. 31 2017	Oct. 31 2018	Oct. 31 2017	Oct. 31 2018	Oct. 31 2017	Oct. 31 2018	Oct. 31 2017	Oct. 31 2018	Oct. 31 2017
Net interest income (loss)	$11,576	$10,611	$8,176	$7,486	$1,150	$1,804	$1,337	$946	$22,239	$20,847
Non-interest income (loss)	11,137	10,451	2,768	2,735	2,309	1,467	381	649	16,595	15,302
Total revenue[5]	22,713	21,062	10,944	10,221	3,459	3,271	1,718	1,595	38,834	36,149
Provision for (recovery of) credit losses	998	986	917	792	3	(28)	562	466	2,480	2,216
Insurance claims and related expenses	2,444	2,246	–	–	–	–	–	–	2,444	2,246
Non-interest expenses	9,473	8,934	6,100	5,878	2,067	1,929	2,497	2,625	20,137	19,366
Income (loss) before income taxes	9,798	8,896	3,927	3,551	1,389	1,370	(1,341)	(1,496)	13,773	12,321
Provision for (recovery of) income taxes	2,615	2,371	432	671	335	331	(200)	(1,120)	3,182	2,253
Equity in net income of an investment in TD Ameritrade	–	–	693	442	–	–	50	7	743	449
Net income (loss)	$7,183	$6,525	$4,188	$3,322	$1,054	$1,039	$(1,091)	$(369)	$11,334	$10,517
									As at
	Oct. 31 2018	Oct. 31 2017	Oct. 31 2018	Oct. 31 2017	Oct. 31 2018	Oct. 31 2017	Oct. 31 2018	Oct. 31 2017	Oct. 31 2018	Oct. 31 2017
Total assets[6]	$433,960	$404,444	$417,292	$403,937	$425,909	$406,138	$57,742	$64,476	$1,334,903	$1,278,995
[1]

The amounts for the three months ended October 31, 2018, and October 31, 2017, have been derived from unaudited financial statements. The amounts for the twelve months ended October 31, 2018, and October 31, 2017, have been derived from audited financial statements.

[2]

The retailer program partners’ share of revenues and credit losses is presented in the Corporate segment, with an offsetting amount (representing the partners’ net share) recorded in Non-interest expenses, resulting in no impact to Corporate reported Net income (loss). The Net income (loss) included in the U.S. Retail segment includes only the portion of revenue and credit losses attributable to the Bank under the agreements.

[3]	Net interest income within Wholesale Banking is calculated on a TEB. The TEB adjustment reflected in Wholesale Banking is reversed in the Corporate segment.
[4]

Effective February 1, 2017, the total gains and losses as a result of changes in fair value of the CDS and interest rate swap contracts hedging the reclassified financial assets at FVOCI (AFS securities under IAS 39) portfolio are recorded in Wholesale Banking. Previously, these derivatives were accounted for on an accrual basis in Wholesale Banking and the gains and losses related to the derivatives, in excess of the accrued costs were reported in Corporate segment. Refer to Note 29 of the Bank’s 2018 Annual Consolidated Financial Statements for additional details.

[5]	The impact from certain treasury and balance sheet management activities relating to the U.S. Retail segment is recorded in the Corporate segment.
[6]	Total assets as at October 31, 2018 and October 31, 2017, have been derived from audited financial statements.

The amounts for the three months ended October 31, 2018 and October 31, 2017, have been derived from unaudited financial statements; for the twelve months ended October 31, 2018 and October 31, 2017, the amounts have been derived from audited financial statements.

TD BANK GROUP • FOURTH QUARTER 2018 EARNINGS NEWS RELEASE	Page 19

SHAREHOLDER AND INVESTOR INFORMATION

Shareholder Services

If you:	And your inquiry relates to:	Please contact:
Are a registered shareholder (your name appears on your TD share certificate)	Missing dividends, lost share certificates, estate questions, address changes to the share register, dividend bank account changes, the dividend reinvestment plan, eliminating duplicate mailings of shareholder materials, or stopping (and resuming) receiving annual and quarterly reports

Transfer Agent:

AST Trust Company (Canada)

P.O. Box 700, Station B

Montréal, Québec H3B 3K3

1-800-387-0825 (Canada and U.S. only)

or 416-682-3860

Facsimile: 1-888-249-6189

inquiries@astfinancial.com or www.astfinancial.com/ca-en

Hold your TD shares through the Direct Registration System in the United States	Missing dividends, lost share certificates, estate questions, address changes to the share register, eliminating duplicate mailings of shareholder materials or stopping (and resuming) receiving annual and quarterly reports

Co-Transfer Agent and Registrar:

Computershare
P.O. Box 505000

Louisville, KY 40233

or

Computershare

462 South 4th Street, Suite 1600

Louisville, KY 40202

1-866-233-4836

TDD for hearing impaired: 1-800-231-5469

Shareholders outside of U.S.: 201-680-6578

TDD shareholders outside of U.S.: 201-680-6610
www.computershare.com/investor

Beneficially own TD shares that are held in the name of an intermediary, such as a bank, a trust company, a securities broker, or other nominee	Your TD shares, including questions regarding the dividend reinvestment plan and mailings of shareholder materials	Your intermediary

For all other shareholder inquiries, please contact TD Shareholder Relations at 416-944-6367 or 1-866-756-8936 or email tdshinfo@td.com.Please note that by leaving us an e-mail or voicemail message, you are providing your consent for us to forward your inquiry to the appropriate party for response.

Annual Report on Form 40-F (U.S.)

A copy of the Bank’s Annual Report on Form 40-F for fiscal 2018 will be filed with the Securities and Exchange Commission later today and will be available at http://www.td.com. You may obtain a printed copy of the Bank’s Annual Report on Form 40-F for fiscal 2018 free of charge upon request to TD Shareholder Relations at 416-944-6367 or 1-866-756-8936 or e-mail tdshinfo@td.com.

TD BANK GROUP • FOURTH QUARTER 2018 EARNINGS NEWS RELEASE	Page 20

Access to Quarterly Results Materials

Interested investors, the media, and others may view this fourth quarter earnings news release, results slides, supplementary financial information, supplemental regulatory disclosure, and the 2018 Consolidated Financial Statements and MD&A documents on the TD website at www.td.com/investor/.

General Information

Contact Corporate & Public Affairs: 416-982-8578

Products and services: Contact TD Canada Trust, 24 hours a day, seven days a week: 1-866-567-8888 French: 1-866-233-2323

Cantonese/Mandarin: 1-800-328-3698

Telephone device for the hearing impaired (TTY): 1-800-361-1180

Website: www.td.com

Email: customer.service@td.com

Quarterly Earnings Conference Call

TD Bank Group will host an earnings conference call in Toronto, Ontario on November 29, 2018. The call will be available live via TD’s website at 1:30 p.m. ET. The call and audio webcast will feature presentations by TD executives on the Bank’s financial results for the fourth quarter, followed by a question-and-answer period with analysts. The presentation material referenced during the call will be available on the TD website at www.td.com/investor/qr_2018.jsp on November 29, 2018, by approximately 12 p.m. ET. A listen-only telephone line is available at 647-794-1827 or 1-800-949-2175 (toll free) and the passcode is 3108989.

The audio webcast and presentations will be archived at www.td.com/investor/qr_2018.jsp. Replay of the teleconference will be available from 4:30 p.m. ET on November 29, 2018, until 4:30 p.m. ET on December 28, 2018, by calling 647-436-0148 or 1-888-203-1112 (toll free). The passcode is 3108989.

Annual Meeting

Thursday, April 4, 2019

Design Exchange

Toronto, Ontario

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group (“TD” or the “Bank”). TD is the sixth largest bank in North America by branches and serves more than 25 million customers in three key businesses operating in a number of locations in financial centres around the globe: Canadian Retail, including TD Canada Trust, TD Auto Finance Canada, TD Wealth (Canada), TD Direct Investing, and TD Insurance; U.S. Retail, including TD Bank, America’s Most Convenient Bank®, TD Auto Finance U.S., TD Wealth (U.S.), and an investment in TD Ameritrade; and Wholesale Banking, including TD Securities. TD also ranks among the world’s leading online financial services firms, with more than 12 million active online and mobile customers. TD had $1.3 trillion in assets on October 31, 2018. The Toronto-Dominion Bank trades under the symbol “TD” on the Toronto and New York Stock Exchanges.

For further information contact:

Gillian Manning, Head of Investor Relations, 416-308-6014

Julie Bellissimo, Manager, Media Relations, 416-965-6050

TD BANK GROUP • FOURTH QUARTER 2018 EARNINGS NEWS RELEASE	Page 21